May 27, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Galaxy Digital Inc.
Registration Statement on Form S-1 (File No. 333-287605)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galaxy Digital Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-1 (File No. 333-287605) (the “Registration Statement”) and declare the Registration Statement effective as of May 29, 2025 at 4:00 P.M., Washington, D.C. time, or as soon thereafter as practicable.
Please call the undersigned at (917) 783-7543 or Daniel P. Gibbons of Davis Polk & Wardwell LLP at (212) 450-3222 with any questions.

Very truly yours,

GALAXY DIGITAL INC.

		By:	/s/ Andrew Siegel

Name: Andrew Siegel Title: General Counsel and Chief Compliance Officer, Galaxy Digital Inc.

cc:	Daniel P. Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 212-450-3222